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                                                               [LOGO of Metlife]

MetLife Investors USA Insurance Company
5 Park Plaza, Suite 1900
Irvine, CA 92614

VIA EDGAR TRANSMISSION
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September 16, 2011

Min Oh, Esq.
Division of Investment Management
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4644

RE: PRE-EFFECTIVE AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT ON FORM N-4 FOR
    METLIFE INVESTORS USA INSURANCE COMPANY
    METLIFE INVESTORS USA SEPARATE ACCOUNT A
   (FILE NOS. 811-03365 AND 333-176666, 333-176668, 333-176698,  AND 333-176676)

Dear Mr. Oh:

On behalf of MetLife Investors USA Insurance Company (the "Company") and MetLife Investors USA Separate Account A (the "Separate Account"), the Company acknowledges, with respect to each of the above-referenced filings, that:

  . should the Commission or the Commission staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  . the action of the Commission or the Commission staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company, on behalf of the Separate Account, from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  . the Company, on behalf of the Separate Account, may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                     * * *

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Min Oh, Esq.
September 16, 2011
Page 2

If you have any questions or further comments, please call the undersigned at
(617) 578-3199 or Tom Conner at (202) 383-0590.

Sincerely,

/s/ Karen A. Johnson
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Karen A. Johnson
Vice President

cc: W. Thomas Conner, Esq.
    Patrice M. Pitts, Esq.
    Michele H. Abate, Esq.
    John M. Richards, Esq.